UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
                    Under the Securities Exchange Act of 1934

                             Entrada Networks, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   29382Y 10 2
                                 (CUSIP Number)

              c/o Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                             W. Raymond Felton, Esq.
                              99 Wood Avenue South
                                  P.O. Box 5600
                          Woodbridge, New Jersey 07095
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                December 11, 2000
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box___.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                                    CUSIP NO.
                                   29382Y 10 2

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sorrento Networks Corporation (formerly Osicom Technologies, Inc.) Federal Identification No. 22-2367234


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a),   (b)    Not Applicable


3.       SEC USE ONLY


4.       SOURCE OF FUNDS*

         Not applicable.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                            --------

         Not Applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey

                         7.  SOLE VOTING POWER
                                2,231,734
        NUMBER OF
        SHARES
        BENEFICIALLY     8.  SHARED VOTING POWER
        OWNED BY                0
        EACH
        REPORTING
        PERSON           9.  SOLE DISPOSITIVE POWER
        WITH                    2,231,734

                         10.  SHARED DISPOSITIVE POWER
                                0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,231,734


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                         -------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Sorrento Networks Corporation owns 20.3% of the outstanding common stock of Entrada Networks, Inc.


14.      TYPE OF REPORTING PERSON*

         Corporation


Item 1.  Security and Issuer

     (a) The title of the class of equity securities to which this statement relates is common stock.

     (b) The name and address of the principal executive office of the issuer is:

          Entrada Networks, Inc.
          10070 Mesa Rim Road
          San Diego, CA 92121

Item 2.  Identity and Background

     The reporting person is Sorrento Networks Corporation (formerly Osicom Technologies, Inc.), a corporation organized under the laws of the State of New Jersey. Its principal business is designing, manufacturing and marketing optical networking products for use in intra-city (also known as "metropolitan" or "metro") networks. Its principal place of business is located at 9990 Mesa Rim Road, San Diego, California 92121.

     During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case.

     During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.


Item 3.  Source and Amount of Funds or Other Consideration

                  Not Applicable

Item 4.  Purpose of Transaction

     This Amendment No. 1 is filed to report the distribution by Sorrento of 3,108,139 of its Entrada shares to its shareholders. To the extent that outstanding options to purchase Sorrento common stock are exercised on or before April 30, 2001, the Sorrento shares issued will be treated for purposes of this distribution as if they had been outstanding at the time of the distribution and receive Entrada shares accordingly. If all such options are exercised, Sorrento would thereby distribute an additional 1,066,998 Entrada shares.

     Sorrento also has granted options to purchase up to 410,000 of these shares to its officers, directors and employees. Osicom has no current plans regarding the balance of its Entrada shares.

     The reporting persons have no plans or proposals which relate to or would result in:

     (a)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (c) Any material change in the present capitalization or dividend policy of the Issuer;

     (d) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (e) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (f) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (g) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (h) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting person is 2,231,359 shares or 20.3%.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Material to be Filed as Exhibits

     There are no exhibits filed with this Schedule.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Sorrento Networks Corporation


                                    /s/Christopher E. Sue
                                    -------------------------------
January 24, 2001                       Christopher E. Sue
                                       Vice President, Finance